UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

1-34392

(Commission File Number)

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☒	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Plug Power Inc.

Full Name of Registrant

Former Name if Applicable: N/A

968 Albany Shaker Road

Address of Principal Executive Office (Street and Number)

Latham, New York 12110

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Plug Power Inc. (the “Company”) is restating certain of its prior period financial statements and has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). The Company continues to work diligently along with its external auditor to complete the restatement process and to complete and file the Form 10-K as expeditiously as possible. However, given the time and focus dedicated to the restatement and the Form 10-K, the Company is necessarily delayed in its reporting and review process for the quarter ended March 31, 2021 and is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 by the prescribed filing due date of May 10, 2021.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Middleton	(518)	738-0281
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As of the date of this Form 12b-25, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2020.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the result of operations for the quarter ended March 31, 2021 to be included in the Form 10-Q will reflect significant changes from the quarter ended March 31, 2020. These changes are expected to include, among others, an increase in revenue of more than 60%, subject to adjustment resulting from completion of the quarterly reporting and review process.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks and uncertainties about the Company, including but not limited to statements about the Company's expectations relating to its financial results for the quarter ended March 31, 2021 and the timing of the filing of the Company’s Form 10-K and 10-Q. You are cautioned that such statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times that, or by which, such performance or results will have been achieved. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. You are cautioned that such statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times that, or by which, such performance or results will have been achieved. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. In particular, the risks and uncertainties include, among other things, the risk that we continue to incur losses and might never achieve or maintain profitability; the risk that we will need to raise additional capital to fund our operations and such capital may not be available to us; the risk of dilution to our stockholders and/or stock price; the risk that our lack of extensive experience in manufacturing and marketing products may impact our ability to manufacture and market products on a profitable and large-scale commercial basis; the risk that unit orders may not ship, be installed and/or converted to revenue, in whole or in part; the risk that a loss of one or more of our major customers, or if one of our major customers delays payment of or is unable to pay its receivables, a material adverse effect could result on our financial condition; the risk that a sale of a significant number of shares of stock could depress the market price of our common stock; the risk that our convertible senior notes, if settled in cash, could have a material effect on our financial results; the risk that our convertible note hedges may affect the value of our convertible senior notes and our common stock; the risk that negative publicity related to our business or stock could result in a negative impact on our stock value and profitability; the risk of potential losses related to any product liability claims or contract disputes; the risk of loss related to an inability to maintain an effective system of internal controls; our ability to attract and maintain key personnel; the risks related to the use of flammable fuels in our products; the risk that pending orders may not convert to purchase orders, in whole or in part; the cost and timing of developing, marketing and selling our products; the risks of delays in or not completing our product development goals; our ability to obtain financing arrangements to support the sale or leasing of our products and services to customers; our ability to achieve the forecasted gross margin on the sale of our products; the cost and availability of fuel and fueling infrastructures for our products; the risks, liabilities, and costs related to environmental, health and safety matters; the risk of elimination of government subsidies and economic incentives for alternative energy products; market acceptance of our products and services, including GenDrive, GenSure and GenKey systems; the volatility of our stock price; our ability to establish and maintain relationships with third parties with respect to product development, manufacturing, distribution and servicing, and the supply of key product components; the cost and availability of components and parts for our products; the risk that possible new tariffs could have a material adverse effect on our business; our ability to develop commercially viable products; our ability to reduce product and manufacturing costs; our ability to successfully market, distribute and service our products and services internationally; our ability to improve system reliability for our products; competitive factors, such as price competition and competition from other traditional and alternative energy companies; our ability to protect our intellectual property; the risk of dependency on information technology on our operations and the failure of such technology; the cost of complying with current and future federal, state and international governmental regulations; our subjectivity to legal proceedings and legal compliance; the risks associated with potential future acquisitions; and other risks and uncertainties referenced in our public filings with the Securities and Exchange Commission (the “SEC”). For additional disclosure regarding these and other risks faced by the Company, see the disclosures contained in the Company's public filings with the SEC including the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020. You should consider these factors in evaluating the forward-looking statements included in this communication and not place undue reliance on such statements. The forward-looking statements are made as of the date hereof, and the Company undertakes no obligation to update such statements as a result of new information.

Plug Power Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2021
	By:	/s/ Paul Middleton
Paul Middleton
Chief Financial Officer